Artificial Intelligence Economic Development Corporation
Statements of Changes in Shareholders' Equity
From January 1st, 2019 to December 31, 2020
(Unaudited)

	Common Stock		Preferred Stock		Paid-in-Capital	Retained Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount			
Balance, January 1st, 2019	550,000	$ 33,000	-	$ -	$ 53,854	$ (26,600)	$ 60,254
Net loss						(29,600)	(29,600)
Balance, December 31, 2019	550,000	$ 33,000	-	$ -	$ 53,854	$ (56,200)	$ 30,654
Issuance of Common Stock to Nowrocki Family Trust	85,800	5,148	-	-	-	-	5,148
Net loss						(24,600)	(24,600)
Balance, December 31, 2020	635,800	$ 38,148	-	$ -	$ 53,854	$ (80,800)	$ 11,202